Mail Stop 4561

July 7, 2009

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

> **Re: RealNetworks, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-23137**

Dear Mr. Eggers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief